Mail Stop 6010

August 21, 2006

Dale Johnson
Chief Financial Officer
Angeion Corporation
350 Oak Grove Parkway
Saint Paul, Minnesota 55127

> **Re:** **Angeion Corporation**
> **Form 10-KSB for the fiscal year ended October 31, 2005**
> **Filed January 9, 2006**
> **Form 10-QSB for the quarterly period ended April 30, 2006**
> **File No. 001-13543**

Dear Mr. Johnson:

We have completed our review of your Form 10-KSB and related filings and do not, at this time, have any further comments.

Sincerely,

Martin James
Senior Assistant Chief Accountant